Mail Stop 4561

June 25, 2009

VIA U.S. MAIL AND FAX (610)727-6901

Mr. R. Kirk Morgan
Chief Financial Officer
Internet Capital Group, Inc.
690 Lee Road, Suite 310
Wayne, PA 19087

Re: **Internet Capital Group, Inc**
        Form 10-KSB for the year ended December 31, 2008
        Definitive Proxy Statement on Schedule 14A filed April 29, 2009
        File No. 001-16249

Dear Mr. Morgan:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2008

Item 3. Legal Proceedings, page 17

1.   In future filings, please disclose the amount of relief sought against the company
        in the legal proceedings described in this section. See Item 103 of Regulation S-
        K.

Item 1A. Risk Factors

Some of our partner companies may be unable to protect their proprietary rights…, page
15

2.   We note your disclosure under this subheading regarding the risks associated with
        protecting the intellectual property rights of your partner companies. In future
        filings, please disclose the current intellectual property holdings of your partner
        companies and expand on the importance of such IP to your business segments.
        Please refer to Item 101(c)(1)(iv) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Results of Operations

Operating Expenses, page 26

3.   Please expand your disclosure in future filings to discuss more specifically your
        expenses, including those expenses accrued by your partner companies.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Principles of Accounting for Ownership Interests in Partner Companies, page 41

4.   Explain to us how you apply the guidance in FIN 46(R) in determining whether
        your partner companies should be consolidated. To the extent FIN 46(R) is
        applicable, please revise the disclosure in your accounting policies footnote to
        include a discussion of FIN 46(R).

Ownership Interests in partner companies, Goodwill and Intangibles, net, page 42

5.   We note you have performed an impairment test during your fourth quarter and recorded an impairment charge for a portion of your goodwill. It appears that your market capitalization continues to be significantly below the book value of your equity. Please provide us with a summary of your results from Step 1 and Step 2 of your SFAS 142 impairment test.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures, page 72

6.   We note that your executive officers concluded that "[y]our disclosure controls and procedures have been designed and are being operated in a manner that provides reasonable assurance that information required to be included in the Company's periodic SEC reports is recorded, processed, summarized and reported with the time periods specified …." It is unclear from your current disclosure whether your certifying officers have reached a conclusion that your disclosure controls and procedures are effective at the reasonable assurance level. See Item 307 of Regulation S-K. Please tell us, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures and include this disclosure in future filings.

Definitive Proxy Statement on Schedule 14A filed April 29, 2009

Compensation Discussion and Analysis

Elements of ICG's Compensation Program

Bonuses, page 23

7.   We note that you have omitted disclosure of the revenue and EBITDA metrics of your partner companies used in determining your bonus awards because you state that disclosure of these financial goals would cause competitive harm to your private partner companies since they are under no obligation to disclose these goals to the public. However, since these targets accounted for 80% of the total bonus compensation paid to your named executive officers in 2008, it appears that the financial objectives for your partner companies are important to an investor's understanding of your executive compensation policies or decisions. Please disclose the targets or, alternatively, explain in more detail why your partner companies would be placed at a competitive disadvantage as result of your disclosure of such information.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. R. Kirk Morgan
Internet Capital Group, Inc.
June 25, 2009
Page 5

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or the undersigned at (202) 551-3629 if you have questions on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney at (202) 551-3473 or Tom Kluck, Legal Branch Chief at (202) 551-3233 with any other questions.

Sincerely,

Kevin Woody
Accounting Branch Chief